Report regarding the addition of Brim Asian Credit Fund
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Investment & Securities, a subsidiary of Woori Finance Holdings Co., Ltd., added Brim Asian Credit Fund, an offshore investment firm established in the Cayman Islands, as its wholly-owned subsidiary on November 30, 2009.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Brim Asian Credit Fund

•	Financial status (as of November 30, 2009):

Total assets (Won)	23,348,000,000	Total stockholders’ equity (Won)	23,348,000,000

Total liabilities (Won)	—	Capital stock (Won)	233,480

* US$20,000,000 and US$200, respectively, translated using the US$/Won exchange rate as of November 30, 2009 (US$1.00 = Won 1,167.40)

•	Primary business: Management of investments in debt instruments in Asia

•	Number of all affiliated companies (including Woori Finance Holdings Co., Ltd. and its subsidiaries): 45

•	Date of addition as a subsidiary: November 30, 2009